UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mereo Biopharma Group plc

(Name of Issuer)

Ordinary shares, nominal value £0.003 per share

(Title of Class of Securities)

589492107 (American Depositary Shares, each representing five Ordinary shares)

(CUSIP Number)

June 3, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 20,361,875*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 20,361,875*

9	Aggregate amount beneficially owned by each reporting person. 20,361,875*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.5%**
12	Type of reporting person OO

*

Comprised of Ordinary Shares that will be held through American Depositary Shares, each of which represents five Ordinary Shares (or 4,072,375 American Depositary Shares), when such American Depositary Shares are registered on a registration statement declared effective by the SEC, which may be within sixty days from the closing of the private placement set forth in the Issuer’s press release on June 4, 2020 (the “Private Placement”). This number includes 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to a warrant to purchase Ordinary Shares (the “Boxer Warrant”) issued in connection with the Private Placement.

**

Based on 213,866,109 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the registration statement on Form F-1 filed with the SEC on February 18, 2020 (the “Registration Statement”), (ii) 12,252,715 Ordinary Shares issued in a private placement of Ordinary Shares as set forth in Current Report on Form 6-K filed with the SEC on February 19, 2020 (the “February Placement”), (iii) 89,144,623 Ordinary Shares issued in the Private Placement and (iv) 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

CUSIP No. 589492107

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 20,361,875*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 20,361,875*

9	Aggregate amount beneficially owned by each reporting person. 20,361,875*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.5%**
12	Type of reporting person CO

*

Comprised of Ordinary Shares that will be held through American Depositary Shares, each of which represents five Ordinary Shares (or 4,072,375 American Depositary Shares), when such American Depositary Shares are registered on a registration statement declared effective by the SEC, which may be within sixty days from the closing of the Private Placement. This number includes 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

**

Based on 213,866,109 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the Registration Statement, (ii) 12,252,715 Ordinary Shares issued in the February Placement, (iii) 89,144,623 Ordinary Shares issued in the Private Placement and (iv) 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

CUSIP No. 589492107

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,003,349*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,003,349*

9	Aggregate amount beneficially owned by each reporting person. 1,003,349*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.5%**
12	Type of reporting person OO

*

Comprised of Ordinary Shares that will be held through American Depositary Shares, each of which represents five Ordinary Shares (or 200,669 American Depositary Shares), when such American Depositary Shares are registered on a registration statement declared effective by the SEC, which may be within sixty days from the closing of the Private Placement.

**

Based on 213,866,109 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the Registration Statement, (ii) 12,252,715 Ordinary Shares issued in the February Placement, (iii) 89,144,623 Ordinary Shares issued in the Private Placement and (iv) 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

CUSIP No. 589492107

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,003,349*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,003,349*

9	Aggregate amount beneficially owned by each reporting person. 1,003,349*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.5%**
12	Type of reporting person IN

*

Comprised of Ordinary Shares that will be held through American Depositary Shares, each of which represents five Ordinary Shares (or 200,669 American Depositary Shares), when such American Depositary Shares are registered on a registration statement declared effective by the SEC, which may be within sixty days from the closing of the Private Placement.

**

Based on 213,866,109 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the Registration Statement, (ii) 12,252,715 Ordinary Shares issued in the February Placement, (iii) 89,144,623 Ordinary Shares issued in the Private Placement and (iv) 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

CUSIP No. 589492107

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 20,361,875*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 20,361,875*

9	Aggregate amount beneficially owned by each reporting person. 20,361,875*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.5%**
12	Type of reporting person IN

*

Comprised of Ordinary Shares that will be held through American Depositary Shares, each of which represents five Ordinary Shares (or 4,072,375 American Depositary Shares), when such American Depositary Shares are registered on a registration statement declared effective by the SEC, which may be within sixty days from the closing of the Private Placement. This number includes 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

**

Based on 213,866,109 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the Registration Statement, (ii) 12,252,715 Ordinary Shares issued in the February Placement, (iii) 89,144,623 Ordinary Shares issued in the Private Placement and (iv) 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on March 2, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis. This Amendment No. 1 is an original filing for MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis (“Aaron Davis” and, together with Boxer Capital, Boxer Management, Joe Lewis and MVA Investors, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by the Reporting Persons. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital. Aaron Davis is a member of and has voting and dispositive power over securities held by MVA Investors.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital, MVA Investors and Aaron Davis is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. MVA Investors is a limited liability company organized under the laws of Delaware. Aaron Davis is a citizen of the United States. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value £0.003 per share (the “Ordinary Shares”). The Ordinary Shares are represented by American Depositary Shares, each American Depositary Share representing five Ordinary Shares (“ADSs”).

Item 2(e).	CUSIP Number:

589492107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 20,361,875 Ordinary Shares, which includes 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to a warrant to purchase Ordinary Shares (the “Boxer Warrant”) issued in connection with the private placement set forth in the Issuer’s press release on June 4, 2020 (the “Private Placement”). MVA Investors and Aaron Davis beneficially own

1,003,349 Ordinary Shares. The Reporting Persons may be deemed to beneficially own in the aggregate 21,365,224 Ordinary Shares, which will be held through ADSs, each of which represents five Ordinary Shares (or 4,273,044 ADSs), which will be issued to the Reporting Persons when a registration statement registering such ADSs is declared effective by the SEC, which may be within sixty days from the closing of the Private Placement.

(b)	Percent of class:

The Ordinary Shares beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 9.5%* of the Issuer’s outstanding Ordinary Shares. The Ordinary Shares beneficially owned by MVA Investors and Aaron Davis represent 0.5%* of the Issuer’s outstanding Ordinary Shares. The number of Ordinary Shares beneficially owned by the Reporting Persons represent 9.99% of the Issuer’s outstanding Ordinary Shares. In the Private Placement, Boxer Capital purchased a total of (a) 7,895,531 Ordinary Shares, (b) 20,412,883 Ordinary Shares underlying a warrant (the “Boxer Warrant”) and (c) 32,930,235 Ordinary Shares underlying convertible notes (the “Boxer Notes”). In the Private Placement, MVA Investors purchased a total of (a) 1,003,349 Ordinary Shares, (b) 2,594,027 Ordinary Shares underlying a warrant (the “MVA Warrant”) and (c) 4,184,706 Ordinary Shares underlying convertible notes (the “MVA Notes”). The conversions of the Boxer Notes and the MVA Notes, as well as the exercises of the Boxer Warrant and the MVA Warrant, are each subject to a beneficial ownership limitation such that no conversion or exercise may occur if it would result in beneficial ownership in excess of 9.99% with respect to the holder and its affiliates. Additionally, the Boxer Notes and the MVA Notes will not be convertible into Ordinary Shares until the passage of certain related shareholder resolutions at the Issuer’s annual general meeting of shareholders, to be held on June 29, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any Ordinary Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 20,361,875 Ordinary Shares they beneficially own. MVA Investors and Aaron Davis have shared power to vote or to direct the vote of the 1,003,349 Ordinary Shares they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 20,361,875 Ordinary Shares they beneficially own. MVA Investors and Aaron Davis have shared power to dispose or to direct the disposition of the 1,003,349 Ordinary Shares they beneficially own.

*

All percentages are based on 213,866,109 Ordinary Shares outstanding, which is the sum of (i) 112,255,142 Ordinary Shares as set forth in the registration statement on Form F-1 filed with the SEC on February 18, 2020, (ii) 12,252,715 Ordinary Shares issued in a private placement of Ordinary Shares as set forth in Current Report on Form 6-K filed with the SEC on February 19, 2020, (iii) 89,144,623 Ordinary Shares issued in the Private Placement and (iv) 213,629 Ordinary Shares that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Ordinary Shares held by Boxer Capital. Only MVA Investors has the right to receive dividends and the proceeds from the sale of the Ordinary Shares held by MVA Investors.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1 Joint Filing Agreement, dated June 5, 2020, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

AARON I. DAVIS

/s/ Aaron I, Davis
Aaron I. Davis, Individually